Exhibit 8.1

[Letterhead of Fenwick & West LLP]

January 9, 2023

Figma, Inc.
760 Market Street, Floor 10
San Francisco, California 94102

Re:          Agreement and Plan of Merger dated September 15, 2022

Ladies and Gentlemen:

We have acted as counsel to Figma, Inc., a Delaware corporation (the “Company”), in connection with the Agreement and Plan of Merger, dated as of September 15, 2022, by and among Adobe Inc., a Delaware corporation (“Parent”), Saratoga Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub I”), Saratoga Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Parent (“Merger Sub II”), the Company, and Fortis Advisors LLC, a Delaware limited liability company, in its capacity as the Representative (such agreement, the “Agreement”). Parent has filed a registration statement on Form S-4 (File No. 333-268364 ), including the consent solicitation statement/prospectus forming a part thereof, relating to the transactions contemplated by the Agreement (as amended through the date hereof, the “Form S-4”). Capitalized terms not defined herein have the meanings specified in the Agreement unless otherwise indicated.

In rendering our opinion to be filed in connection with the effectiveness of, and as an exhibit to the Form S-4, we have examined and, with your consent, are expressly relying upon (without any independent investigation or review thereof) the truth and accuracy of the factual statements, representations and warranties contained in (i) the Agreement (including any exhibits and schedules thereto), (ii) the Form S-4, (iii) the respective representation letters of (x) Parent, Merger Sub I, and Merger Sub II and (y) the Company, each dated as of January 9, 2023 and delivered to us for purposes of this opinion, and (iv) such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion.

In addition, we have assumed, with your consent, that:

1.
Original documents (including signatures) are authentic, and documents submitted to us as copies conform to the original documents, and there has been (or will be by the Effective Time) execution and delivery of all documents where execution and delivery are prerequisites to the effectiveness thereof;

2.
The Mergers will be consummated in the manner contemplated by, and in accordance with the provisions of, the Agreement and the Form S-4, and the Mergers will be effective under the laws of the State of Delaware;

3.
All factual statements, descriptions and representations contained in any of the documents referred to herein are true, complete and correct in all respects and will remain true, complete and correct in all respects up to and including the Effective Time, and no actions have been taken or will be taken which are inconsistent with such factual statements, descriptions or representations or which make any such factual statements, descriptions or representations untrue, incomplete or incorrect at the Effective Time;

4.
Any statements made in any of the documents referred to herein “to the knowledge of” or similarly qualified are true, complete and correct in all respects and will continue to be true, complete and correct in all respects at all times up to and including the Effective Time, in each case without such qualification;

5.	The parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Agreement and the Form S-4;

6.
At least 40 percent of the total value of the aggregate consideration payable in exchange for Company Capital Stock (other than Company Restricted Stock) pursuant to the First Merger will consist of Parent Common Stock.  For purposes of this assumption, (a) Parent Common Stock will be valued in the manner set forth in Section 6.8(b) of the Agreement, and (b) the aggregate cash consideration payable in exchange for Company Capital Stock (other than Company Restricted Stock) pursuant to the First Merger shall be deemed to equal the sum of (i) the aggregate amount of the Per Share Closing Cash Consideration, plus the Per Share Escrow Amount, plus the Per Share Specified Escrow Amount, plus the Per Share Representative Fund Amount payable to holders with respect to all shares of Company Capital Stock (other than Company Restricted Stock) and (ii) the aggregate amount payable pursuant to Section 2.12 of the Agreement to holders of Dissenting Shares;

7.
The Company has not made and will not make any distributions in respect of, or in redemption of, stock between the date of the Agreement and the Effective Time, except to effect the repurchase of unvested Company Equity Awards (including Company Restricted Stock) pursuant to their terms in connection with a termination of service; and

8.
The Parent Indemnitees will not satisfy any indemnification claim through the repurchase from a Former Stock Holder of any of the Per Share Stock Consideration received by such Former Stock Holder in the First Merger.

Based upon and subject to the foregoing, we are of the opinion that, under currently applicable United States federal income tax law, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

In addition to the matters set forth above, this opinion is subject to the exceptions, limitations and qualifications set forth below.

1.
This opinion represents our best judgment regarding the application of U.S. federal income tax laws under the Code, existing judicial decisions, Treasury regulations and published rulings and procedures of the Internal Revenue Service, but does not address all of the U.S. federal income tax consequences of the Mergers. We express no opinion as to U.S. federal, state, local, foreign, or other tax consequences, other than as set forth herein. Our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not assert a contrary position. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the validity of the conclusions stated herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the U.S. federal income tax laws.

2.	No opinion is expressed as to any transaction other than the Mergers as described in the Agreement.

We are furnishing this opinion in connection with the filing of the Form S-4 and this opinion is not to be relied upon for any other purpose without our prior written consent. We consent to the filing of this opinion as an exhibit to the Form S-4 and to the references to our firm name therein under the captions “U.S. Federal Income Tax Consequences” and “Legal Matters.” In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Fenwick & West LLP

Fenwick & West LLP